EXHIBIT 3.4

Amendment to Certificate of the Powers, Designations, Preferences and

Rights of the Series A Convertible Preferred Stock

Pursuant to that certain resolution approved by the Board of Directors on January 26, 2006, the undersigned Delaware for-profit corporation adopts the following amendment to its Certificate of the Powers, Designations, Preferences, and Rights of the Series A Convertible Preferred Stock.

I.	The name of the Delaware for-profit corporation is Tekoil & Gas Corporation (the “Corporation”).

II.	The corporation filed on August 2, 2005, under document number 3475687, that certain Certificate of the Powers, Designations, Preferences, and Rights of the Series A Convertible Preferred Stock (the “Certificate”).

III.	The Corporation now desires to amend Section 1 of the certificate to increase the authorized number of shares of Series A Preferred Stock to Two Million (2,000,000).

IV.	The Corporation now desires to amend Section 6(a) of the Certificate to provide for a Conversion Rate, as that term is defined in Section 6(a), of three (3) shares of common stock, par value .000001 per share, of the Corporation for each share of the Series A Preferred Stock.

V.	This amendment was approved pursuant to a resolution adopted by unanimous consent by the Board of Directors of the Corporation on January 26, 2006.

VI.	Other than as specified herein, the Certificate shall remain unchanged and continue in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this amendment to the Certificate this 26th day of January, 2006.

By:	/s/ Mark Western

Name:	Mark Western

Title:	Chairman & CEO